BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

August 3, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Ballad Gold & Silver Ltd. (the "Issuer")
(formerly Ballad Ventures Ltd.)
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4000

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 19, 2004:

A. Copies of Notices of Directors dated July 22, 2004 and July 26, 2004.

B. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Amended Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Mailing List Return Card

C. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended December 31, 2003 with relevant MD&A.

D. Copies of Forms 52-109FT1 (Certification of Annual Filings) filed with the British Columbia and Alberta Securities Commissions.

E. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended March 31, 2004 with relevant MD&A.

F. Copies of Forms 52-109FT2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

G. Copies of news releases issued during the relevant period.

H. Copies of BC Forms 53-901F/ Forms 51-102F3 (Material Change Reports) filed with the British Columbia and Alberta Securities Commissions.

I. Copy of TSX Venture Exchange letter of approval.

J. Copy of Change of Auditor reporting package filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

82-4000

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

NOTICE OF DIRECTORS

Form 8 / 9

Sections 113 and 132 *COMPANY ACT*

RECEIVED

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee: $20.00.** Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.
8. Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries

B CERTIFICATE OF INCORPORATION NO.

BC0756550 P 12: 22

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY

BALLAD GOLD & SILVER LTD.

C DATE OF CHANGE YYYY / MM / DD

2004/07/26

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
PAUWELS	ANDRE

E Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BERUSCHI	ANTHONY J.	320 9TH STREET, REVELSTOKE, V0E 2S0
ROLAND	RAYMOND W.	305-1132 HARO STREET, VANCOUVER V6E 1C9
HALAGAN	JOHN	5601 CRIMSON RIDGE DRIVE, LAS VEGAS 89130
PAUWELS	ANDRE	4900 MARIPOSA COURT, RICHMOND V7C 2J9

G **CERTIFIED CORRECT** – I have read this form and found it to be correct.

Signature of a Current Director, Officer, or Company Solicitor

X Roland

DATE SIGNED YYYY / MM / DD

FIN 753/WEB Rev. 2001 / 11 / 30 (Prescribed)

82-4000

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

NOTICE OF DIRECTORS

Form 8 / 9

Sections 113 and 132 *COMPANY ACT*

INSTRUCTIONS:

1. **Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.**
2. In Box A, enter the exact name of the company as shown on the Certificate of Incorporation, Amalgamation, Continuation or Change of Name.
3. In Box D, E and F, enter the last name, first name, and any initials of the company's directors as indicated.
4. In Box F, the residential address of a director must be a complete **physical address**. You may include general delivery, post office box, rural route, site or comp. number as part of the address, but the Registry can not accept this information as a complete address. You must also include a postal code. If an area does not have street names or numbers, provide a description that would readily allow a person to locate the director.
5. If changes occurred on more than one date, you must complete a separate Notice of Directors form for each date.
6. An individual who has ceased being a director cannot sign this form.
7. **Filing fee:** $20.00. Submit this form with a cheque or money order payable to the Minister of Finance, or provide the Registry authorization to debit the fee from a BC Online Deposit Account.
8. *Additional information and forms are available on the internet at: www.fin.gov.bc.ca/registries*

B CERTIFICATE OF INCORPORATION NO.

BC075655

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Freedom of Information and Protection of Privacy Act (FIPPA): The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A FULL NAME OF COMPANY

BALLAD GOLD & SILVER LTD.

C DATE OF CHANGE
YYYY / MM / DD
2004/07/22

D Full names of new directors **appointed**:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*

E Full names of persons who have **ceased** to be directors:

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*
ETTLINGER	ART

F Full names and addresses of **all** the directors of the company **as at the date of change listed above:**

LAST NAME	FIRST NAME AND INITIALS *(IF ANY)*	RESIDENTIAL ADDRESS *(INCLUDE POSTAL/ZIP CODE)*
BERUSCHI	ANTHONY J.	320 9TH STREET, REVELSTOKE, V0E 2S0
ROLAND	RAYMOND W.	305-1132 HARO STREET, VANCOUVER V6E 1C9
HALAGAN	JOHN	5601 CRIMSON RIDGE DRIVE, LAS VEGAS 89130

G **CERTIFIED CORRECT** – I have read this form and found it to be correct.

Signature of a current Director, Officer, or Company Solicitor

X Roland

DATE SIGNED
YYYY / MM / DD

FIN 753/WEB Rev. 2001 / 11 / 30 (Prescribed)

82-4000

RECEIVED
2004 AUG 10 P 12:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BALLAD GOLD & SILVER LTD.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ballad Gold & Silver Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	058514 10 0
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 30, 2004
5	Record Date for Notice	:	May 19, 2004
6	Record Date for Voting	:	May 19, 2004
7	Beneficial Ownership Determination Date	:	May 19, 2004
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 23rd day of April, 2004.

Sincerely,

BALLAD GOLD & SILVER LTD.

PER: ***"Anthony J. Beruschi"***

ANTHONY J. BERUSCHI
Director

82-4000

BALLAD GOLD & SILVER LTD.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 682-7159 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE (AMENDED)

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Ballad Gold & Silver Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	058511 106
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	August 27, 2004
5	Record Date for Notice	:	July 19, 2004
6	Record Date for Voting	:	July 19, 2004
7	Beneficial Ownership Determination Date	:	July 19, 2004
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 24th day of June, 2004.

Sincerely,

BALLAD GOLD & SILVER LTD.

PER: ***"ANTHONY J. BERUSCHI"***

ANTHONY J. BERUSCHI
Director

82-4010

BALLAD GOLD & SILVER LTD.

(formerly Ballad Ventures Ltd.)

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Ballad Gold & Silver Ltd. (hereinafter called the "Company") will be held at the offices of the Company at #501 - 905 West Pender Street, Vancouver, British Columbia on August 27, 2004 at the hour of ten o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the year ended December 31, 2003, and the report of the auditor thereon;

2. To appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditor for the ensuing year at a remuneration to be fixed by the Directors;

3. To ratify and confirm all acts, deeds and things done and proceedings taken by the Directors and Officers of the Company on its behalf since the last Annual General Meeting;

4. To elect Directors for the ensuing year;

5. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;

6. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company, 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, the 28th day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Anthony J. Beruschi"
ANTHONY J. BERUSCHI
President and Director

82-4990

BALLAD GOLD & SILVER LTD.

RECEIVED

2004 AUG 10 P 12:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(formerly Ballad Ventures Ltd.)
#501, 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JULY 21, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 27, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Ballad Gold & Silver Ltd. (the "Company") for use at the Annual and Special General Meeting of Shareholders to be held on August 27, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE

PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. July 19, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date, 17,888,533 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual General Meeting of Shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS A DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Anthony J. Beruschi Vancouver, BC, Canada President, C.E.O., C.F.O. and Director	President, Ballad Gold & Silver Ltd.; Barrister & Solicitor	June 30, 1994 to date	1,296,418
Raymond W. Roland Vancouver, BC, Canada Director	Financial Consultant; President, Buck Lake Ventures Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada	March 31, 1997 to date	1,402,508
Andre Pauwels Richmond, BC, Canada Director	Exploration Manager at Cominco Ltd. from 1995 to 2001; Vice President Ballad Gold & Silver Ltd. from March 2002 to October 2003; Self-employed consulting geologist from August 2001 to present.	July 26, 2004 to date	164,500
John Halagan Las Vegas, Nevada, USA Director	Retired.	September 3, 2003 to date	Nil

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Anthony J. Beruschi, Raymond W. Roland and John Halagan are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

CORPORATE CEASE TRADE ORDERS

No proposed director of the Company, within the past ten years, has been a director or executive officer of a company that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied that company access to any exemption under the securities legislation, for a period of more than 30 consecutive days other than Anthony Beruschi and Raymond Roland who were directors of the Issuer when the Issuer was the subject of a cease trade order issued on May 29, 2001 for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 for failure to file financial statements, which order was rescinded on August 13, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Anthony J. Beruschi became the President and Chief Executive Officer of the Company on November 9, 1995 and Chief Financial Officer on May 8, 2003. Raymond Roland was Chief Financial Officer from March 31, 1997 until May 8, 2003. The following table discloses annual salary and bonus compensation and long-term compensation received by these two officers of the Company (the "Named Executive Officers" or "NEOs") during the financial years ending December 31, 2001, 2002 and 2003, being the three most recently completed financial years. No other executive officer's total salary and bonus during such periods exceeded $150,000.00.

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Year (b)	Annual Compensation: Salary ($) (c)	Annual Compensation: Bonus ($) (d)	Annual Compensation: Other Annual Compen-sation ($) (e)	Long-Term Compensation Awards: Securities Under Options/ SARs Granted (#) (f)	Long-Term Compensation Awards: Shares or Units Subject to Resale Restrictions ($) (g)	Long-Term Compensation Payouts: LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
ANTHONY J. BERUSCHI President, CEO and CFO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	497,500 177,500 Nil	Nil Nil Nil	Nil Nil Nil	221,229[1] 131,906[1] 44,732[1]
RAYMOND W. ROLAND Former CFO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	497,500 177,500 Nil	Nil Nil Nil	Nil Nil Nil	36,000[2] 36,000[2] 36,000[2]

1 Legal fees, related disbursements paid or accrued to a law firm of which Mr. Beruschi is principal and interest, geological consulting fees and disbursements paid or accrued to private companies or firms of which Mr. Beruschi is principal.

2 Consulting fees paid or accrued to a private companies of which Mr. Roland is principal.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options and SARs were granted to the Named Executive Officers during the most recently completed financial year ended December 31, 2003.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2003

NEO Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Anthony J. Beruschi	497,500[1]	31.59%	$0.80	$0.85	Sept. 18, 2005
Raymond W. Roland	497,500	31.59%	$0.80	$0.85	Sept. 18, 2005

1 Granted to a British Columbia non-reporting company wholly-owned by Mr. Beruschi.

The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities, Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Anthony J. Beruschi	140,000	$49,000	497,500[1] (Exercisable)	Nil (Exercisable)
Raymond W. Roland	177,500	$51,625	497,500 (Exercisable)	Nil (Exercisable)

1 Granted to a British Columbia non-reporting company wholly-owned by Mr. Beruschi.

During the year ended December 31, 2003, consulting fees of $36,000 was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland and geological consulting fees and disbursements of $16,000 was paid or accrued to 1601-1188 Quebec Street Ltd. ("Quebec Street"), a British Columbia non-reporting company wholly-owned by Anthony Beruschi. Geological consulting fees, disbursements and resource property investigation costs of $50,031 and $4,950, respectively, were paid or accrued to Quebec Street. Please see "Other Related Party Transactions" herein.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the financial year ended December 31, 2003 or the current financial year, the Company was not party to any employment contracts with its Named Executive Officers and did not have any plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance at board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to non-executive Directors during the most recently completed financial year ended December 31, 2003.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2003

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive Directors as a group	100,000[1]	6.35%	$0.80	$0.85	Sept. 18, 2005

1 Subsequent to the financial year-end, these options were cancelled.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	20,000[1]	$6,600[1]	125,000[2] (Exercisable)	Nil (Exercisable)

1 20,000 options, at a value realized of $6,600, were exercised by a former non-executive Director of the Company.
2 Subsequent to the financial year-end, 25,000 of these options were cancelled.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,555,000[1]	$0.80	233,853[2]
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,555,000	$0.80	233,853

1 Subsequent to the financial year-end, 45,000 options were cancelled.
2 The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan" and "Incentive Stock Options" under the heading "Particulars of Matters to be Acted Upon" herein.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk") of #501, 905 West Pender Street, Vancouver, B.C., V6C 1L6. Selkirk is a British Columbia non-reporting company, wholly-owned by Leeta Drinovz of Vancouver, British Columbia. Selkirk is engaged to perform management services on behalf of the Company at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors or Executive Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2003.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors.

Amisano Hanson, Chartered Accountant, is not being proposed for re-appointment.

The "Notice of Change of Auditor" and letters from the former and successor auditors, all as filed with the Alberta and British Columbia Securities Commissions are attached hereto as Appendix "A" for review and consideration.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Executive Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2003

Private Placement July 2003

Pursuant to private placement agreements dated July 21, 2003, Anthony Beruschi and Raymond Roland, directors of the Company, purchased 1,000,000 units and 700,000 units, respectively, of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.10 exercisable on or before August 15, 2005. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Messrs. Beruschi and Roland were restricted from trading until December 15, 2003.

Pursuant to a private placement agreement dated October 3, 2003, 1601-1188 Quebec Street Ltd. ("Quebec Street"), a British Columbia non-reporting company wholly-owned by Anthony Beruschi, the President and a director of the Company, purchased 145,000 units of the Company's securities at a price of $0.50 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.60 exercisable on or before November 18, 2005. The private placement was completed in accordance with the policies of, and was

approved by, the TSX Venture Exchange. The shares issued to Quebec Street were restricted from trading until March 18, 2004.

Other Related Party Transactions

During the financial year ended December 31, 2003, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. $34,531 in interest charges were accrued to Anthony J. Beruschi, President and a Director of the Company on funds advanced to the Company.

2. $115,717 was accrued to a law firm of which Anthony J. Beruschi, President and a Director of the Company, is principal, for legal fees and related disbursements.

3. Geological consulting fees of $66,031 were paid or accrued to Quebec Street.

4. Resource property investigation costs of $4,950 were paid or accrued to Quebec Street.

5. Consulting fees of $36,000 were paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, a Director of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the “Policies”) provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the Shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its Shareholders through ownership of shares in the Company. Accordingly, at the Meeting the Shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan

will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the Shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested Shareholders.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the Shareholders approve the Plan.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2003. Shareholders may contact the Company at www.balladnet.com or at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO

THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, the 28th day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Anthony J. Beruschi"
Anthony J. Beruschi
President and Director

BALLAD GOLD & SILVER LTD.

(formerly Ballad Ventures Ltd.)
#501, 905 West Pender Street
Vancouver, BC V6C 1L6

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT JULY 21, 2004 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON AUGUST 27, 2004.

This Information Circular is furnished in connection with the solicitation of proxies by management of Ballad Gold & Silver Ltd. (the "Company") for use at the Annual and Special General Meeting of Shareholders to be held on August 27, 2004 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY AT 501 - 905 WEST PENDER STREET, VANCOUVER, BRITISH COLUMBIA, V6C 1L6, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Shareholder who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE

PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. July 19, 2004 has been fixed in advance by the Directors as the record date for the purposes of determining those Shareholders entitled to receive notice of, and to vote at, the Meeting. As at the record date, 17,888,533 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

ELECTION OF DIRECTORS

At the last Annual General Meeting of Shareholders, the number for which positions exist on the Company's Board had been fixed at four.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the *Business Corporations Act* or unless he becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS A DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Anthony J. Beruschi Vancouver, BC, Canada President, C.E.O., C.F.O. and Director	President, Ballad Gold & Silver Ltd.; Barrister & Solicitor	June 30, 1994 to date	1,296,418
Raymond W. Roland Vancouver, BC, Canada Director	Financial Consultant; President, Buck Lake Ventures Ltd.; Previously Senior Manager, Western Canada, Royal Bank of Canada	March 31, 1997 to date	1,402,508
Andre Pauwels Richmond, BC, Canada Director	Exploration Manager at Cominco Ltd. from 1995 to 2001; Vice President Ballad Gold & Silver Ltd. from March 2002 to October 2003; Self-employed consulting geologist from August 2001 to present.	July 26, 2004 to date	164,500
John Halagan Las Vegas, Nevada, USA Director	Retired.	September 3, 2003 to date	Nil

* Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Anthony J. Beruschi, Raymond W. Roland and John Halagan are the three Directors elected by the Board of Directors of the Company to the Audit Committee.

CORPORATE CEASE TRADE ORDERS

No proposed director of the Company, within the past ten years, has been a director or executive officer of a company that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied that company access to any exemption under the securities legislation, for a period of more than 30 consecutive days other than Anthony Beruschi and Raymond Roland who were directors of the Issuer when the Issuer was the subject of a cease trade order issued on May 29, 2001 for failure to file financial statements, which order was rescinded on August 28, 2001. Raymond Roland was also a director of Pacific Topaz Resources Ltd. when it became the subject of a cease trade order issued May 16, 2001 for failure to file financial statements, which order was rescinded on August 13, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Summary

Anthony J. Beruschi became the President and Chief Executive Officer of the Company on November 9, 1995 and Chief Financial Officer on May 8, 2003. Raymond Roland was Chief Financial Officer from March 31, 1997 until May 8, 2003. The following table discloses annual salary and bonus compensation and long-term compensation received by these two officers of the Company (the "Named Executive Officers" or "NEOs") during the financial years ending December 31, 2001, 2002 and 2003, being the three most recently completed financial years. No other executive officer's total salary and bonus during such periods exceeded $150,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
NEO Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
ANTHONY J. BERUSCHI President, CEO and CFO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	497,500 177,500 Nil	Nil Nil Nil	Nil Nil Nil	221,229[1] 131,906[1] 44,732[1]
RAYMOND W. ROLAND Former CFO	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	497,500 177,500 Nil	Nil Nil Nil	Nil Nil Nil	36,000[2] 36,000[2] 36,000[2]

1 Legal fees, related disbursements paid or accrued to a law firm of which Mr. Beruschi is principal and interest, geological consulting fees and disbursements paid or accrued to private companies or firms of which Mr. Beruschi is principal.

2 Consulting fees paid or accrued to a private companies of which Mr. Roland is principal.

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees with respect to options that have been granted or may be granted pursuant to the Company's proposed stock option plan (See "Particulars of Other Matters to be Acted Upon"). Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interests of the Company.

The following options and SARs were granted to the Named Executive Officers during the most recently completed financial year ended December 31, 2003.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2003

NEO Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Anthony J. Beruschi	497,500[1]	31.59%	$0.80	$0.85	Sept. 18, 2005
Raymond W. Roland	497,500	31.59%	$0.80	$0.85	Sept. 18, 2005

[1] Granted to a British Columbia non-reporting company wholly-owned by Mr. Beruschi.

The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

NEO Name (a)	Securities, Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Anthony J. Beruschi	140,000	$49,000	497,500[1] (Exercisable)	Nil (Exercisable)
Raymond W. Roland	177,500	$51,625	497,500 (Exercisable)	Nil (Exercisable)

[1] Granted to a British Columbia non-reporting company wholly-owned by Mr. Beruschi.

During the year ended December 31, 2003, consulting fees of $36,000 was paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland and geological consulting fees and disbursements of $16,000 was paid or accrued to 1601-1188 Quebec Street Ltd. ("Quebec Street"), a British Columbia non-reporting company wholly-owned by Anthony Beruschi. Geological consulting fees, disbursements and resource property investigation costs of $50,031 and $4,950, respectively, were paid or accrued to Quebec Street. Please see "Other Related Party Transactions" herein.

Termination of Employment, Change in Responsibilities and Employment Contracts

In the financial year ended December 31, 2003 or the current financial year, the Company was not party to any employment contracts with its Named Executive Officers and did not have any plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in view of compensating such Officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance at board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

The following options and SARs were granted to non-executive Directors during the most recently completed financial year ended December 31, 2003.

OPTIONS/ SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR ENDED DECEMBER 31, 2003

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Non-executive Directors as a group	100,000[1]	6.35%	$0.80	$0.85	Sept. 18, 2005

[1] Subsequent to the financial year-end, these options were cancelled.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors at December 31, 2003.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	20,000[1]	$6,600[1]	125,000[2] (Exercisable)	Nil (Exercisable)

1 20,000 options, at a value realized of $6,600, were exercised by a former non-executive Director of the Company.
2 Subsequent to the financial year-end, 25,000 of these options were cancelled.

EQUITY COMPENSATION PLANS

As at the end of the most recently completed financial year, the following compensation plans of the Company were in place under which equity securities of the Company were authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,555,000[1]	$0.80	233,853[2]
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,555,000	$0.80	233,853

1 Subsequent to the financial year-end, 45,000 options were cancelled.
2 The stock option plan is a revolving plan, which reserves a maximum of 10% of the issued shares of the Company from time to time. For more particulars, see "Stock Option Plan" and "Incentive Stock Options" under the heading "Particulars of Matters to be Acted Upon" herein.

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk") of #501, 905 West Pender Street, Vancouver, B.C., V6C 1L6. Selkirk is a British Columbia non-reporting company, wholly-owned by Leeta Drinovz of Vancouver, British Columbia. Selkirk is engaged to perform management services on behalf of the Company at a fee of $2,500.00 per month.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Directors or Executive Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended December 31, 2003.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the Company's auditor until the next Annual General Meeting of Shareholders at a remuneration to be fixed by the Board of Directors.

Amisano Hanson, Chartered Accountant, is not being proposed for re-appointment.

The "Notice of Change of Auditor" and letters from the former and successor auditors, all as filed with the Alberta and British Columbia Securities Commissions are attached hereto as Appendix "A" for review and consideration.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolutions concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise no Director or Executive Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since January 1, 2003

Private Placement July 2003

Pursuant to private placement agreements dated July 21, 2003, Anthony Beruschi and Raymond Roland, directors of the Company, purchased 1,000,000 units and 700,000 units, respectively, of the Company's securities at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.10 exercisable on or before August 15, 2005. The private placement was completed in accordance with the policies of, and was approved by, the TSX Venture Exchange. The shares issued to Messrs. Beruschi and Roland were restricted from trading until December 15, 2003.

Pursuant to a private placement agreement dated October 3, 2003, 1601-1188 Quebec Street Ltd. ("Quebec Street"), a British Columbia non-reporting company wholly-owned by Anthony Beruschi, the President and a director of the Company, purchased 145,000 units of the Company's securities at a price of $0.50 per unit. Each unit consists of one common share and one non-transferable share purchase warrant, each such warrant entitling the placee to purchase one additional common share of the Company for $0.60 exercisable on or before November 18, 2005. The private placement was completed in accordance with the policies of, and was

approved by, the TSX Venture Exchange. The shares issued to Quebec Street were restricted from trading until March 18, 2004.

Other Related Party Transactions

During the financial year ended December 31, 2003, the Company entered into certain transactions with Directors of the Company or companies controlled by Directors of the Company as follows:

1. $34,531 in interest charges were accrued to Anthony J. Beruschi, President and a Director of the Company on funds advanced to the Company.

2. $115,717 was accrued to a law firm of which Anthony J. Beruschi, President and a Director of the Company, is principal, for legal fees and related disbursements.

3. Geological consulting fees of $66,031 were paid or accrued to Quebec Street.

4. Resource property investigation costs of $4,950 were paid or accrued to Quebec Street.

5. Consulting fees of $36,000 were paid or accrued to Roland Financial Services Ltd., a British Columbia non-reporting company wholly-owned by Raymond Roland, a Director of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

The Exchange policies with respect to incentive stock options (the "Policies") provide that listed companies may only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. At the last Annual and Special General Meeting, pursuant to the Policies, management proposed and the Shareholders of the Company approved a rolling stock option plan which reserves a maximum of 10% of the issued shares of the Company from time to time for administration and grant of options under the stock option plan. The Policies require that such a rolling plan be re-approved each year by the shareholders and the Exchange.

Management of the Company believes that incentive stock options serve an important function in furnishing Directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its Shareholders through ownership of shares in the Company. Accordingly, at the Meeting the Shareholders will be asked to consider, and the Directors, believing it to be in the best interests of the Company, recommend that the shareholders re-approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan

will be administered by the Board of Directors of the Company, or a committee of three Directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to all employees, consultants and their associates engaged in investor relations activities for the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the Shareholders other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested Shareholders.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the Shareholders approve the Plan.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information regarding the Company and its affairs is provided in the Company's comparative financial statements and management discussion and analysis ("MD&A") for its financial year ended December 31, 2003. Shareholders may contact the Company at www.balladnet.com or at the address set out on the face page of this Information Circular to request copies of the Company's financial statements and MD&A.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO

THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, the 28th day of July, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

"Anthony J. Beruschi"
Anthony J. Beruschi
President and Director

82-4000

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF **BALLAD GOLD & SILVER LTD.** (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE SHAREHOLDERS TO BE HELD ON AUGUST 27, 2004.

The undersigned, a registered Shareholder of the Company, hereby appoints Anthony J. Beruschi, or failing him, Raymond Roland, both Directors of the Company, or instead of either of them ______________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Shareholders of the Company to be held on August 27, 2004 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. The election of the following as Directors:

   (a) ANTHONY J. BERUSCHI: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) RAYMOND W. ROLAND: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) ANDRE PAUWELS: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (d) JOHN HALAGAN: FOR ( ) OR WITHHOLD FROM VOTING ( )

4. FOR ( ) OR AGAINST ( ) approving the proposed stock option plan for implementation by the Company.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Anthony J. Beruschi or Raymond Roland, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Shareholder or his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Shareholder, or by an officer or attorney of a corporate Shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

DATED this ______ day of ____________________, 2004.

____
Signature

____
Name (Please Print)

____
Address

NUMBER OF SHARES ______________

82-4000

BALLAD GOLD & SILVER LTD.

(the "Company")

REQUEST FOR FINANCIAL STATEMENTS

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that the Company send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instrument 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer.* If you wish to receive either or both of the Statements, you must complete this form and forward it to our offices.

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker or bank's name).

COMPLETE AND RETURN THIS FORM TO:

Ballad Gold & Silver Ltd.
#501, 905 West Pender Street
Vancouver, B.C., V6C 1L6

I wish to receive Annual Financial Statements and MD&A ☐

I wish to receive Interim Financial Statements and MD&A ☐

Dated: ____________________ 2004

____
Signature

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the year ended December 31, 2003, Ballad Gold & Silver Ltd. ("Ballad" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of June 4, 2004 provides information on the operations of Ballad for the year ended December 31, 2003 and subsequent to the year end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002.

Overview

Ballad is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in Canada and South America. In South America, the Company has conducted exploration in Peru, Venezuela and Brazil.

Mineral Properties

Penascudo Gold-Silver Property, Argentina

On June 11, 2003 Ballad and IMA Exploration Inc. ("IMA") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from IMA Exploration Inc. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the spectacular Navidad high-grade silver discovery.

At Penascudo, gold in outcrop has been discovered and sampling by IMA geologists in November 2002 found visible gold in quartz veins within an area underlain by a 5 square kilometer (2 square mile) large rhyolite dome. Visible gold occurs in low sulphidation epithermal type quartz veins within this dome. Initial mapping has found a number of additional quartz veins within this dome. Discoveries of gold and silver in outcrop, especially discoveries of the epithermal type apparent at Penascudo, have increased recently in Patagonia as this region is only now being explored to the point of making the area a premium hunting ground for these types of gold deposits in the world.

The agreement between Ballad and IMA provided the Company with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for the Company by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of the discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system. The EL

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Mineral Properties

Penascudo Gold-Silver Property, Argentina – Cont'd

REY Gold/Silver zone has been mapped for 55 meters along strike and is interpreted to be contained within a larger 600 meter long structure.

IMA granted the Company an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. The Company's interest is subject to a 1.5% NSR Royalty.

Ballad may increase its interest by funding a feasibility study. On August 12, 2003, the Company notified IMA that it is proceeding with the Option Agreement.

Subsequent to December 31, 2003 Ballad successfully completed the Phase I of the Exploration Program on the Penascudo Gold & Silver Property.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

  During the recently completed Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

  Visible high grade gold was also observed at the El Rey Vein.

Mineral Properties

Penascudo Gold-Silver Property, Argentina – Cont'd

The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

- El Rey Extension

Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

- Additional Gold Bearing Vein

Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Mineral Properties

Penascudo Gold-Silver Property, Argentina – Cont'd

- Further Exploration

  The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. Ballad has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

  Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

  Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone.

  Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

  The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

Roberto Prospect, Peru

As at December 31, 2003 Ballad held an interest in the Roberto base metal exploration property in the Peruvian province of Huancaveilea. This property was acquired with other property areas from TVX Gold Inc. in 1997.

During the year ended December 31, 2003, the Company reached an agreement with Consolidated Norsemont Ventures Ltd. ("Norsemont") providing Norsemont with the right to acquire by option a 60% interest in the 1,000 hectare Roberto Silver-Zinc-Lead prospect from the Company by completing C$1,300,000 worth of work, issuing 900,000 shares in three tranches and paying C$445,000 in cash, all staged over 4 years. During the year ended December 31, 2003 Norsemont paid $7,500 to the Company. On January 28, 2004, Norsemont terminated the agreement.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Capital Assets

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Computer equipment	30%
Office equipment	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company has voluntarily adopted the new policy for its year ended December 31, 2003. This application has been applied prospectively.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Selected Annual Financial Information

The following table presents unaudited selected financial information the last three audited fiscal years ended December 31, 2003, 2002 and 2001:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	$	$	$
Revenue	-	-	-
Net loss	(1,922,319)	(369,909)	(315,836)
Basic and diluted loss per share	(0.19)	(0.06)	(0.05)
Total assets	874,401	40,178	42,918

Results of Operations

It is important to note that the Company's net loss for the year ended December 31, 2003, 2002 and 2001 include non-cash items, such as non-cash compensation expense, gain on accounts payable settlement and loss on write-down of resource property costs.

Net loss for the year ended December 31, 2003 was $1,922,319 or $0.19 per share as compared to a loss of $369,909 or $0.06 per share for the year ended December 31, 2002. Significant items that affected the financial results of the Company and the comparability of these financial results with previous periods in the year ended December 31, 2003 is $1,071,000 non-cash compensation expense representing an expense calculated to represent a fair value of stock options granted during the year ended December 31, 2003. In addition consulting fees increased by $37,702, interest expense by $11,190, legal fees by $13,522, shareholder communication costs by $286,000 and travel and promotion by $71,464. The increase in administrative expenses and in non-cash compensation resulted in increase of basic and diluted loss per share to $0.19 in the year ended December 31, 2003 compared to the net loss of $0.06 in the year 2002.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Expenses

The following table identifies the changes in general and administrative expense for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December , 2001
	$	$	$
Accounting and audit fees	36,049	35,180	51,375
Increase (decrease) *	2.47	(31.52)	-
Amortization	2,757	1,533	2,116
Increase (decrease) *	79.84	(27.55)	-
Consulting	88,720	51,018	57,000
Increase (decrease) *	73.90	(10.50)	-
Filing fees	19,467	11,217	4,014
Increase (decrease) *	73.55	179.45	-
Interest	69,178	57,988	112,144
Increase (decrease) *	19.30	(48.30)	-
Management fees	30,000	30,000	33,724
Increase (decrease) *	-	(11.04)	-
Office and miscellaneous	38,181	20,247	40,158
Increase (decrease) *	88.58	(49.58)	-
Rent	37,200	37,200	37,200
Increase (decrease) *	-	-	-
Salaries	-	8,708	38,385
Increase (decrease) *	N/A	N/A	-
Shareholder communications fees	316,001	30,000	63,000
Increase (decrease) *	953.34	(52.38)	-
Transfer agent	6,098	2,790	2,824
Increase (decrease) *	118.56	(1.20)	-
Travel and promotion	84,249	12,785	5,271
Increase (decrease) *	558.97	142.55	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

In addition to administrative expenditures shown in the above table, the Company wrote-off $247 of accounts payable and incurred $4,950 (2002: $Nil) in miscellaneous resource property investigation costs during the year ended December 31, 2003.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last eight quarters ended September 30, 2003 and the quarters ended December 31, 2003 and March 31, 2004:

	Year ended December 31, 2003				Year ended December 31, 2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(65,603)	(108,177)	(165,115)	(1,583,424)	(68,100)	(38,831)	(71,832)	(191,146)
Basic/diluted loss per share	(0.00)	(0.01)	(0.02)	(0.09)	(0.01)	(0.01)	(0.02)	(0.02)

Liquidity and Capital Resources

At December 31, 2003, the Company had working capital of $30,627 compared to a deficiency of $285,699 in 2002.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

At December 31, 2003, the Company held cash on hand of $447,066 (2002: $6,927) and liabilities totalled $464,403 (2002: $685,217).

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions

The Company was charged the following amounts by directors or officers of the Company or by companies with directors or officers in common:

	Year ended December 31, 2003	2002	2001
Accounting	$ -	$ -	$ 29,025
Consulting fees	52,000	36,000	36,000
Interest	34,531	34,415	25,567
Legal fees	115,717	97,491	19,165
Office and miscellaneous	-	-	16,862
Resource property costs – geological consulting	50,031	-	-
Resource property investigation costs	4,950	-	-
Travel and promotion	-	5,141	-
	$ 257,229	$ 173,047	$ 126,619

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At December 31, 2003, accounts payable includes $14,674 (2002: $110,966) due to directors or officers of the Company or to companies with directors or officers in common.

At December 31, 2003, long-term debt includes $Nil (2002: $360,981) due to directors of the Company and companies controlled by directors of the Company.

Risks and Uncertainties

Ballad plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BALLAD GOLD & SILVER LTD.

FORM 52-109FT2
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Anthony J.Beruschi , President and Chief Executive Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the issuer) for the period ending **December 31, 2003;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: June 16, 2004

"Anthony Beruschi"

Anthony J. Beruschi
President & CEO

82-4060

BALLAD GOLD & SILVER LTD.

FORM 52-109FT2
CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Anthony J. Beruschi, Chief Financial Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the issuer) for the period ending **December 31, 2003;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: June 16, 2004

"Anthony Beruschi"

Anthony Beruschi
Chief Financial Officer

82-4800

BALLAD GOLD & SILVER LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2004 and 2003

(Unaudited – Prepared by Management)

BALLAD GOLD & SILVER LTD.
CONSOLIDATED BALANCE SHEETS
March 31, 2004 and December 31, 2003

	(Unaudited) 2004	(Audited) 2003
ASSETS		
Current		
Cash	$ 193,272	$ 447,066
Marketable securities	3,000	3,000
Amounts receivable	43,212	33,122
Prepaid expenses	3,407	11,842
	242,891	495,030
Capital assets – Note 3	19,758	16,883
Resource properties	519,329	362,488
	$ 781,978	$ 874,401
LIABILITIES		
Current		
Accounts payable – Note 5	$ 484,713	$ 464,403
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 4	12,564,508	12,564,508
Contributed surplus	1,071,800	1,071,800
Deficit	(13,339,043)	(13,226,310)
	297,265	409,998
	$ 781,978	$ 874,401

APPROVED BY THE DIRECTORS:

"Raymond Roland", Director *"Anthony J. Beruschi"*, Director

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004	2003
Administrative Expenses		
Accounting and audit	$ 5,000	$ 2,000
Amortization	1,155	286
Consulting fees – Note 5	7,202	13,596
Filing fees	7,545	738
Interest – Note 5	5,533	15,260
Legal – Note 5	24,839	5,019
Management fees	7,500	7,500
Office and miscellaneous	2,433	158
Rent	9,300	9,300
Shareholder communication	38,112	10,175
Transfer agent	1,744	631
Travel and promotion	2,370	940
Net loss for the period	(112,733)	(65,603)
Deficit, beginning of period	(13,226,310)	(11,303,991)
Deficit, end of period	$ (13,339,043)	$ (11,369,594)
Basic and diluted loss per share	$ (0.006)	$ (0.01)

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004	2003
Operating Activities		
Net loss for the period	$ (112,733)	$ (65,603)
Add (deduct) items not affecting cash:		
Amortization	1,155	286
	(111,578)	(65,317)
Changes in non-cash working capital items related to operations:		
Amounts receivable	(10,090)	4,401
Prepaid expenses	8,435	(1,913)
Accounts payable	20,310	56,380
	(92,923)	(6,449)
Investing Activities		
Acquisition of capital assets	(4,029)	-
Deferred exploration expenditures	(156,842)	-
	(160,871)	-
Decrease in cash during the period	(253,794)	(6,449)
Cash, beginning of period	447,066	6,927
Cash, end of period	$ 193,272	$ 478
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

BALLAD GOLD & SILVER LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2003 financial statements.

Note 2 Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Peruvian incorporated subsidiaries, Ballad Enterprises Del Peru S.R. Ltda., Balad Exploration S.A., and TVX Minera Del Peru S.A. All inter-company transactions and balances have been eliminated.

(b) Marketable Securities

Marketable securities are valued at the lower of cost and market value.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rates:

Computer equipment	30%
Office equipment	20%

(d) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(e) Foreign Currency Translation

Monetary assets and liabilities expressed in foreign currencies are translated at rates of exchange in effect at the end of the year. Revenue and expense items are translated at the rates in effect at the dates on which such items are recognized during the year. Exchange gains and losses arising from translation are expensed in the year.

(f) Basic and Diluted Loss per Share

Basic loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(g) Stock-based Compensation Plan

The Company has a stock-based compensation plan as disclosed in Note 6, whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. Effective for the years beginning on or after January 1, 2004, pro forma disclosure only will no longer be permitted and the fair value of all stock options granted must be accounted for. The Company has voluntarily adopted the new policy for its year ended December 31, 2003. This application has been applied prospectively.

(h) Fair Market Value of Financial Instruments

The carrying value of cash, marketable securities, amounts receivable and accounts payable approximate fair value because of the short maturity of those instruments. The carrying value of long-term debt also approximates fair value. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

(j) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

		Accumulated	Net Carrying Amount	
	Cost	Amortization	2004	2003
Computer equipment	$ 26,967	$ 17,195	$ 9,772	$ 2,103
Office equipment	15,930	5,944	9,986	2,200
	$ 42,897	$ 23,119	$ 19,758	$ 4,303

Note 4 Share Capital – Note 6

Authorized:

100,000,000 common shares without par value

Issued:		Number of Shares	$
Balance, December 31, 2001		6,820,666	9,968,152
For cash:			
– pursuant to a private placement	– at $0.05	2,000,000	100,000
	– at $0.10	2,000,000	200,000
	– at $0.20	1,950,000	390,000
Balance, December 31, 2002		12,770,666	10,658,152
Share consolidation (1 new for 2 old)		(6,385,333)	-
For cash:			
– pursuant to a private placement	– at $0.10	9,000,000	900,000
	– at $0.50	1,200,000	600,000
– pursuant to the exercise of stock options	– at $0.20	436,033	87,206
	– at $0.46	52,500	24,150
– pursuant to the exercise of share purchase warrants			
	– at $0.10	250,000	50,000
For property acquisition		500,000	250,000
Finders fees		64,667	-
Finders fee for cash		-	(5,000)
Balance, December 31, 2003 and March 31, 2004		17,888,533	12,564,508

Note 4 Share Capital – Note 6 – (cont'd)

Commitments:

Share Purchase Warrants

At March 31, 2004, the following share purchase warrants were outstanding entitling the holders to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
750,000	$0.20	May 22, 2004
975,000	$0.50	December 11, 2004
9,000,000	$0.22	August 29, 2005
1,264,667	$0.60	November 18, 2005
11,989,667		

Stock-based Compensation Plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of March 31, 2004 and 2003 and changes during the periods ending on those dates is presented below:

	March 31, 2004		March 31, 2003	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,555,000	$0.80	1,082,066	$0.12
Expired/cancelled	-		-	
Options outstanding and exercisable at end of period	1,555,000	$0.80	1,082,066	$0.12

Note 4 Share Capital – Note 6 – (cont'd)

Stock-based Compensation Plan – (cont'd)

As at March 31, 2004, 1,555,000 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held at $0.80 per share. These share purchase options expire September 18, 2005.

Note 5 Related Party Transactions

During the three months ended March 31, 2004 and 2003, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2004	2003
Consulting fees	$ -	$ 9,000
Interest	-	10,246
Legal	24,839	5,019
	$ 24,839	$ 24,265

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2004, accounts payable includes $ 3,722 (2003: $165,623) due to directors of the Company and companies controlled by directors of the Company.

At March 31, 2004, long-term debt includes $Nil (2003: $283,080) due to directors of the Company and companies controlled by directors of the Company.

Note 6 Subsequent Events

Subsequent to March 31, 2004, the Company received proceeds of $95,000 pursuant to the exercise of 475,000 share purchase warrants.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2004, Ballad Gold & Silver Ltd. ("Ballad" or the "Company") has prepared this management discussion following the requirements of new National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of June 21, 2004 provides information on the operations of Ballad for the three months ended March 31, 2004 and subsequent to the quarter end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002.

Overview

Ballad is a mining exploration company. The Company's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "BGS".

The Company conducts natural resource exploration and development operations with interests in gold, silver, base and other precious metal exploration and development properties in Canada and South America. In South America, the Company has conducted exploration in Peru, Venezuela and Brazil.

Mineral Properties

Ballad holds interest in three exploration prospects, Penascudo Gold-Silver Property located in Argentina; Rabbit North Copper/Gold Property located in British Columbia, Canada, and the Roberto Prospect located in Peru. Significant exploration was recently undertaken at the Penascudo property. Further exploration is expected to begin in the spring in South America (September). Ballad is currently drilling its Rabbit North Copper/Gold Prospect in British Columbia.

Penascudo Gold-Silver Property, Argentina

On June 11, 2003 Ballad and IMA Exploration Inc. ("IMA") reached an agreement for Ballad to acquire by option up to an 85% interest in the 9,000 hectare Penascudo Gold-Silver Project from IMA Exploration Inc. The Penascudo Gold-Silver Project is located in the Patagonia region of Southern Argentina, the source area of a string of recent gold and silver discoveries, the most recent being the Navidad high-grade silver discovery.

The agreement between Ballad and IMA provided Ballad with a 60 day period to conduct a review of the property including a due diligence geological study of the Penascudo Property for Ballad by an Independent Qualified Person.

The Company's independent Qualified Person conducted an initial review of a gold and silver discovery area, named the EL REY Gold/Silver zone. Results from that initial review include bonanza grade chip samples assaying up to 1,102.99 grams/tonne gold (32.18 oz/ton) and 704.7 grams/tonne silver (20.56 oz/ton) over a 0.35 meter wide vein structure and grab samples assaying as high as 1,098.23 grams/tonne gold (32.04oz/ton) and 1,144.5 grams/tonne silver (33.39 oz/ton) over the same vein system. At that point in exploration the EL REY Gold/Silver zone had been mapped for 55 meters along strike and was interpreted to be possibly contained within a larger 600 meter long structure.

Mineral Properties - Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

IMA granted Ballad an option to earn an initial 70% interest in the property for incurring US $1,800,000 of exploration work staged over five years, making a one time US $300,000 cash payment to exercise the option and issuing 500,000 post consolidation common shares at the approval of the option by the TSX Venture Exchange and a further 500,000 common shares on the exercise of the option. Ballad's interest is subject to a 1.5% NSR Royalty.

Ballad may increase its interest by funding a feasibility study. On August 12, 2003, Ballad notified IMA that it is proceeding with the Option Agreement.

Subsequent to March 31, 2004 Ballad successfully completed the Phase I Exploration Program on the Penascudo Gold & Silver Property.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad successfully achieved all four objectives:

- Bonanza Grade Results

  The high grade gold values obtained by Ballad at the El Rey Vein are encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assaying as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein were followed by a confirmation chip sample during the Phase 1 Exploration Program at the El Rey Vein that returned 1,365 grams per ton (39.81 ounces per ton) gold and 1,730 grams per ton (50.46 ounces per ton) silver.

  Visible high grade gold was also observed at the El Rey Vein.

  The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

- El Rey Extension

  Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

  Following the Phase 1 Exploration Program Ballad reported that additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

  The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to suggest the El Rey Vein may be more than 255 metres in strike length along surface. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

- Additional Gold Bearing Vein

  Ballad reported the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein, following Phase 1 exploration.

  This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and from a chip sample returned values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

  This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is a target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

  Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit at Penascudo.

Mineral Properties – Cont'd

Penascudo Gold-Silver Property, Argentina – Cont'd

- Further Exploration

  As noted the Phase I Exploration Program was successful in establishing a number of trenching targets of merit. Ballad has also been advised by its consulting geologists that exploration results to date have also established a number of drill targets.

  Only a portion of Penascudo's potential has been tested on surface. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Penascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Penascudo Property.

  Exploration at El Rey is now scheduled to focus on the additional veins and parallel zones that were identified as occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone.

  Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potential grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

  The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

Roberto Prospect, Peru

As at March 31, 2004 Ballad held an interest in the Roberto base metal exploration property in the Peruvian province of Huancaveilea. This property was acquired with other property areas from TVX Gold Inc. in 1997.

Ballad granted Teck Cominco's Peruvian Subsidiary an option to acquire a 65% interest in the Roberto in early 2001. Teck Cominco's subsidiary incurred in excess of C $200,000 for exploration and in 2002 cancelled its interest in the Roberto Prospect.

Rabbit North Property, Canada

During the three months ended March 31, 2003 Ballad entered into an option agreement with Auterra Ventures Inc. to earn up to a 70% interest in the Rabbit North Copper/Gold Property. The Rabbit North Copper/Gold Property is located in an area with favourable geology for hosting copper gold deposits between two world class copper/gold mines – the Afton Mine 12 kilometres to the northeast and the Highland Valley Copper Mine 25 kilometres to the southwest, near Kamloops in central British Columbia, Canada.

Rabbit North Property, Canada – Cont'd

To earn a 70% interest, the Company must issue 500,000 common shares, incur exploration expenditures of $1,000,000 over four years and pay $200,000 on or before November 20, 2007. This transaction is subject to regulatory approval.

During the year ended December 31, 2003 Ballad incurred geological consulting fees of $28,000 in respect to this property. During the three months ended March 31, 2004 Ballad incurred an additional $31,017 for geological consulting services.

Subsequent to March 31, 2004, based on geological information from prior exploration, Ballad commenced a diamond drilling exploration program.

The Phase I drill program consists of 6 diamond drill holes totaling approximately 1,000 metres in length. The drill program is designed to target two deposit types: two holes will target a large-tonnage Afton/DRC type copper/gold deposit and four holes will target high-grade Snip Type mesothermal, gold-vein deposit. The Snip Deposit was a high grade gold-in-vein deposit averaging about 25 grams per tonne gold mined in the Iskut River area of north western British Columbia during the 1980 and 1990's.

Recently a trenching and sampling program confirmed prospective drill targets originally identified by prior drilling, trenching and enzyme leach soil sampling by the previous operators. The trenching program consisted of a total of 11 excavations, mainly deep pits up to 13 metres in depth were dug using a Cat 235C excavator.

Excavations number EX03-1 and EX03-2 successfully targeted the surface extension of a high-gold bearing shear zone previously discovered by earlier diamond drilling. Gold mineralization within this shear zone is variously hosted by quartz stringers and the diorite host rock. This high-grade gold bearing structure is believed to extend 30 metres along strike between the two excavations. Chip sampling across this gold-bearing structure encountered gold values with the highest chip sample being 14.30 grams per tonne gold over 1.0 metre. This highly mineralized gold-bearing structure is believed to be the same structure intersected during drilling in 1997 by a previous operator where 15.4 grams per tonne gold was intersected over 8 metres, including 27.55 grams per tonne over 2 metres. Another drill hole, located 25 metres further along strike, intersected 4.27 grams per tonne gold over 2 metres.

The following table presents exploration expenditures incurred by the Company during the three months ended March 31, 2004 and years ended December 31, 2002 and 2003:

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Resource Property Argentina	Rabbit North Canada	TVX Concessions Peru	Three Months Ended March 31, 2004	Year Ended December 31, 2003	Year Ended December 31, 2002
Balance, beginning of period	$ 321,889	$ 28,000	$ 12,599	$ 362,488	$ 8,982	$ 8,982
Acquisition Costs						
– shares	-	-	-	-	250,000	-
Deferred Exploration Expenditures						
–geological consulting	114,500	31,017	-	145,517	64,982	-
– assay costs	740	-	-	740	928	-
– concession fees	-	-	-	-	35,096	-
– finders fee	-	-	-	-	10,000	-
– travel	10,584	-	-	10,584	-	-
Option proceeds	-	-	-	-	(7,500)	-
	125,824	31,017	-	156,841	103,506	-
Balance, end of period	$ 447,713	$ 59,017	$ 12,599	$ 519,329	$ 362,488	$ 8,982

Application of Critical Accounting Policies

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Application of Critical Accounting Policies – Cont'd

Capital Assets

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate as follows:

Computer equipment	30%
Office equipment	20%

One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation

payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The Company has voluntarily adopted the new policy for its year ended December 31, 2003. This application has been applied prospectively.

Selected Financial Information

The following table presents selected financial information for the three months ended March 31, 2004 and for the last three audited fiscal years ended December 31, 2003, 2002 and 2001:

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Information – Cont'd

	Three months ended March 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	(Unaudited)	(Audited)	(Audited)	(Audited)
	$	$	$	$
Revenue	-	-	-	-
Net loss	(112,733)	(1,922,319)	(369,909)	(315,836)
Basic and diluted loss per share	(0.006)	(0.19)	(0.06)	(0.05)
Total assets	781,978	874,401	40,178	42,918

Results of Operations

It is important to note that the Company's net loss for the year ended December 31, 2003, 2002 and 2001 include non-cash items, such as non-cash compensation expense, gain on accounts payable settlement and loss on write-down of resource property costs.

Net loss for the three months ended March 31, 2004 was $112, 733 or $0.006 per share as compared to the loss of $65,603 or 0.01 per share for the three months ended March 31, 2003. The increase in the net loss was primarily due to the increase in legal fees and shareholder communication costs.

Net loss for the year ended December 31, 2003 was $1,922,319 or $0.19 per share as compared to a loss of $369,909 or $0.06 per share for the year ended December 31, 2002. Significant items that affected the financial results of the Company and the comparability of these financial results with previous periods in the year ended December 31, 2003 is $1,071,000 non-cash compensation expense representing an expense calculated to represent a fair value of stock options granted during the year ended December 31, 2003.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the three months ended March 31, 2004, 2003, and for the years ended December 31, 2003, 2002 and 2001:

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Expenses – Cont'd

	Three months ended March 31, 2004	Three Months ended March 31, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December , 2001
	$	$	$	$	$
Accounting and audit fees	5,000	2,000	36,049	35,180	51,375
Increase (decrease) *	150	-	2.47	(31.52)	-
Amortization	1,155	286	2,757	1,533	2,116
Increase (decrease) *	303.85	-	79.84	(27.55)	-
Consulting	7,202	13,596	88,720	51,018	57,000
Increase (decrease) *	(47.03)	-	73.90	(10.50)	-
Filing fees	7,545	738	19,467	11,217	4,014
Increase (decrease) *	N/A	-	73.55	179.45	-
Interest	5,533	15,260	69,178	57,988	112,144
Increase (decrease) *	(63.75)	-	19.30	(48.30)	-
Management fees	7,500	7,500	30,000	30,000	33,724
Increase (decrease) *	-	-	-	(11.04)	-
Office and miscellaneous	2,433	158	38,181	20,247	40,158
Increase (decrease) *	N/A	-	88.58	(49.58)	-
Rent	9,300	9,300	37,200	37,200	37,200
Increase (decrease) *	-	-	-	-	-
Salaries	-	-	-	8,708	38,385
Increase (decrease) *	N/A	N/A	N/A	N/A	-
Shareholder communications fees	38,112	10,175	316,001	30,000	63,000
Increase (decrease) *	274.55	-	953.34	(52.38)	-
Transfer agent	1,744	631	6,098	2,790	2,824
Increase (decrease) *	176.38	-	118.56	(1.20)	-
Travel and promotion	2,370	940	84,249	12,785	5,271
Increase (decrease) *	152.13	-	558.97	142.55	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last eight quarters ended December 31, 2003 and a quarter ended March 31, 2004:

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Summary of Quarterly Results – Cont'd

	Years ended December 31,								
	2004	2003				2002			
	Q1	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-	-
Net loss	(112,733)	(65,603)	(108,177)	(165,115)	(1,583,424)	(68,100)	(38,831)	(71,832)	(191,146)
Basic/diluted loss per share	(0.006)	(0.00)	(0.01)	(0.02)	(0.09)	(0.01)	(0.01)	(0.02)	(0.02)

Liquidity and Capital Resources

At March 31, 2004, the Company had working capital deficiency of $241,822 compared to a deficiency of $351,015 in 2003.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Company may not be able to satisfy all its obligations.

At March 31, 2004, the Company held cash on hand of $193,272 (2003: $478) and liabilities totalled $484,713 (2003: $741,596).

In connection with the Rabbit North Property drilling program the Company arranged a $250,000 non-brokered private placement consisting of the issuance of 500,000 units of Ballad at a price of $0.50 per unit. Each unit comprises two flow-through common shares and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $0.50 for a period of nine months from closing. Each warrant unit comprises one flow-through common share and one non-flow-through common share of Ballad. A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of Ballad. The proceeds of the private placement will be used for exploration. The private placement is subject to acceptance for filing by the TSX.

BALLAD GOLD & SILVER LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions

During the three months ended March 31, 2004 and 2003, the Company incurred the following costs charged by directors of the Company and companies controlled by directors of the Company:

	2004	2003
Consulting fees	$ -	$ 9,000
Interest	-	10,246
Legal	24,839	5,019
	$ 24,839	$ 24,265

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At March 31, 2004, accounts payable includes $ 3,722 (2003: $165,623) due to directors of the Company and companies controlled by directors of the Company.

At March 31, 2004, long-term debt includes $Nil (2003: $283,080) due to directors of the Company and companies controlled by directors of the Company.

Risks and Uncertainties

Ballad plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-4990

BALLAD GOLD & SILVER LTD.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Anthony J.Beruschi, President and Chief Executive Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 22, 2004

"Anthony J. Beruschi"
Anthony J. Beruschi
President & CEO

82-4900

BALLAD GOLD & SILVER LTD.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Anthony J. Beruschi, Chief Financial Officer for **Ballad Gold & Silver Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ballad Gold & Silver Ltd.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 22, 2004

"Anthony J. Beruschi"
Anthony J. Beruschi
Chief Financial Officer

82-4000

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 682-7159 Fax: (604) 669-5886
Toll Free: (888) 880-2288

April 6, 2004

Website: www.balladnet.com
Trading Symbol: BGS
12g3-2(b): 82-4000
Standard & Poor's Listed

STOCK OPTIONS

Ballad Gold & Silver Ltd. (the "Company") announces that it has granted Incentive Stock Options on 258,853 shares of the Company's capital stock, exercisable for up to two years at a price of $0.55 per share which price exceeds the last closing price of the Company's shares prior to this announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-4000

BALLAD

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX: BGS
OTC: BLDGF

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***May 11, 2004***

PENASCUDO PHASE 1 EXPLORATION RESULTS

Ballad Gold and Silver Ltd. is very pleased to announce the successful completion of the Phase I Exploration Program on the Peñascudo Gold & Silver Property in Chubut Province, Patagonia, Argentina.

Exploration featured four primary objectives. First, to confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina. Second, to search for surface continuation of the El Rey Vein along strike where it trends under overburden. Third, to identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization. Fourth, to establish trenching targets at the El Rey Zone for follow-up drilling testing.

Ballad is very pleased to report that it successfully achieved all four objectives.

Bonanza Grade Results

The extremely high grade gold values obtained by Ballad at the El Rey Vein are very encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

Ballad is now pleased to report that during the recently completed Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

Visible high grade gold was also observed at the El Rey Vein.

The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

El Rey Extension

Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

Ballad is proud to report additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to be very promising, suggesting the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and Ballad plans to expose this vein and any possible extensions along strike through trenching during the next field season.

Additional Gold Bearing Vein

Ballad is very pleased to report the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is an excellent target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away Ballad's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by Ballad's geologists to be extremely encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit.

Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Peñascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Peñascudo Property.

Further Exploration

Only a portion of Peñascudo's potential has been tested. Exploration at El Rey will now focus on the additional veins and parallel zones that were identified, occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone.

Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for further discoveries both in between and at distances from the end of known veins.

The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo. Ballad has an option to earn a 70% interest in the property from IMA Exploration Inc. with a further option to earn up to an 85% interest.

Mr. Anthony J. Beruschi, President of Ballad Gold & Silver Ltd., states, "We are very pleased with our initial exploration results at Peñascudo and we are looking forward to applying our experience there as we develop our next exploration programs at Peñascudo".

Ballad is also pleased to report that's its Drilling Program at Rabbit North will be announced shortly.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at *604.682.7159*, or *1.888.880.2288* or *ajb@balladnet.com*.

82-4653

AUTERRA VENTURES INC.

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

BALLAD

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

NEWS RELEASE ***May 13, 2004***

BALLAD TO COMMENCE DRILLING PROGRAM AT RABBIT NORTH ON MAY 25, 2004

VANCOUVER, CANADA - Ballad Gold & Silver (**TSX-BGS**) and Auterra Ventures (**TSX-AUW**) are pleased to report that drilling is scheduled to commence on May 25th, 2004 at the Rabbit North Copper/Gold Property located between the Afton and Highland Valley mines near Kamloops, British Columbia, Canada.

Phase 1 of the program will consist of six diamond drill holes totalling approximately 1000 metres, designed to expand and confirm mineralization. Completion of the Phase 1 program is expected to be mid-June.

The Rabbit North Copper/Gold Property is considered to have excellent potential for the discovery of vein-type gold deposits and bulk-mineable copper-gold deposits. Like Afton, the Rabbit North Property is underlain by a large, altered porphyry system of Upper Triassic age. Previous and current exploration encountered extensive zones of anomalous gold and copper-gold mineralization.

Ballad's interest in the Rabbit North property is held pursuant to an option agreement with Auterra whereby Ballad has the right to earn up to a 70% interest in the property, subject to TSX acceptance for filing.

In connection with the effort Ballad has arranged a $250,000 non-brokered private placement consisting of the issuance of 500,000 units of Ballad at a price of $0.50 per unit. Each unit comprises two flow-through common shares and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $0.50 for a period of nine months from closing. Each warrant unit comprises one flow-through common share and one non-flow-through common share of Ballad. A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of Ballad. The proceeds of the private placement will be used for exploration. Ballad will not proceed with the private placement announced January 28, 2004. The private placement is subject to acceptance for filing by the TSX.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris
President

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.880.888.2288
Email: ajb@balladnet.com

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

82-4000

BALLAD

AUTERRA VENTURES INC.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Internet: www.balladnet.com
Email: ajb@balladnet.com

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

Internet: www.auterraventures.com
Email: bharris@auterraventures.com

NEWS RELEASE ***July 5, 2004***

DRILLING COMPLETED AT THE RABBIT-NORTH COPPER AND GOLD PROJECT ANALYSIS PENDING

Ballad Gold & Silver Ltd. and Auterra Ventures Inc. are pleased to report that diamond drilling was completed at the Rabbit North Gold and Copper Project near Kamloops, BC, Canada. Seven holes (810 m) were completed on time and within budget. All cores have been logged and sampled and all samples were delivered to the laboratory. Complete analytical results are expected to be received by Ballad over the next few weeks; after the samples are fully processed and all necessary check assays are completed.

The drill program mainly targeted high grade gold in quartz-pyrite zones that were originally found in 1997. In holes 04-3 and 04-4 of the program several zones of quartz-pyrite were intersected, the largest intercept measuring 3.0 m for an estimated true width of 2.5m. These two holes are situated 50 meters apart and were drilled parallel to each other. The holes established that these quartz-pyrite zones strike in a west-northwesterly direction. Potential for extending these zones to the east and west is excellent as no outcrops or drill holes are present to the east of hole 04-4 and for at least 300m to the west of hole 04-3.

The Rabbit North project is situated 12 km southwest of the Afton Mine in an area of excellent infrastructure. The project is considered by our consulting geologist to have prime potential for the discovery of a vein type gold deposit and also for bulk mineable copper-gold. Like Afton, the Rabbit North harbors a large altered alkaline porphyry system of Upper Triassic Age.

Andre M. Pauwels P.Geo, consultant, acted as the Qualified Person for the project and reviewed this press release.

Auterra has an option from the owners to acquire a 100% interest in Rabbit North by issuing shares (300,000 - 200,000 issued), paying cash ($300,000, $35,000 paid) and incurring $1,500,000 in exploration expenditures over 5 years. The property is subject to an NSR Royalty in favor of the vendors: 2% for base metals and 3% for gold. A 1% portion of each royalty can be acquired. Ballad in turn has an agreement to earn up to 70% of Auterra's interest by paying cash ($ 200,000), incurring work ($1,000,000) and issuing shares (500,000) to Auterra before

November 17, 2007. Auterra has the election to limit Ballad's interest to 50% after Ballad has incurred $600,000 in exploration expenditures. The Auterra/Ballad agreement is subject to TSX acceptance for filing.

For more detailed information and a drill hole location map please visit our websites at www.balladnet.com and at www.auterraventures.com

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris
President

....

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.880.888.2288
Email: ajb@balladnet.com

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

82-4000

BALLAD

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX: BGS
OTC: BLDGF

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***July 6, 2004***

Ballad Gold & Silver Ltd. Reinstated for Trading

Ballad Gold & Silver Ltd. (BGS-TSX-V) is pleased to report that its shares have been reinstated for trading on the TSX Venture Exchange effective at the opening, July 7, 2004.

Ballad is currently awaiting drill results from its recently completed Drill Program at Rabbit North located near the city of Kamloops, British Columbia, Canada.

Ballad is now designing the Phase 2 Exploration Program at its Penascudo Gold/Silver Property in Argentina.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi B.Sc. LLB.
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at *604.682.7159*, or *1.888.880.2288* or *ajb@balladnet.com*.

82-4900

BALLAD

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-400
Standard & Poor's Listed
TSX: BGS
OTC: BLDGF

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE *July 15, 2004*

SHARES ISSUED TO AUTERRA VENTURES INC.
FOR RABBIT NORTH PROPERTY, BRITISH COLUMBIA

Ballad Gold & Silver Ltd. **(BGS-TSX.V)** further to its news release of November 20, 2003, Ballad is pleased to announce that its option to earn up to a 70% interest in the Rabbit North Property, located near Kamloops, British Columbia has closed. Pursuant to the terms of the option agreement, the Company has issued 200,000 common shares in its capital to the Vendor at a deemed price of $0.60 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the option agreement. The shares are subject to a hold period and may not be traded until November 16, 2004. The property is subject to a net smelter returns royalty.

Ballad also reports that Consolidated Norsemont Ventures Ltd. and Ballad have mutually agreed to terminate their agreement with respect to the Roberto silver-lead-zinc Property in Peru. On August 8, 2003 Ballad announced the grant of an option to Consolidated Norsemont Ventures Ltd. concerning the Roberto property. No exploration work was conducted on the property under this option agreement and the property is 100% owned by Ballad.

BALLAD GOLD & SILVER LTD.

Per: *"Anthony J. Beruschi"*
Anthony J. Beruschi B.Sc. LLB.
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at *604.682.7159*, or *1.888.880.2288* or ajb@balladnet.com.

BALLAD

AUTERRA VENTURES INC.

12g3-2(b): 82-4000
Standard & Poor's Listed
TSX Venture Exchange: BGS

Internet: www.balladnet.com
Email: ajb@balladnet.com

12g3-2(b): 82-4653
Standard & Poor's Listed
TSX Venture Exchange: AUW

Internet: www.auterraventures.com
Email: bharris@auterraventures.com

NEWS RELEASE *July 16, 2004*

RABBIT-NORTH COPPER AND GOLD PROJECT
COPPER AND GOLD RESULTS FROM DIAMOND DRILLING

Ballad Gold & Silver Ltd. **(TSX.V:BGS)** and Auterra Ventures Inc. **(TSX.V:AUW)** are pleased to report that porphyry style copper-gold mineralization has been intersected in hole 7 at the Rabbit North Copper and Gold Project near Kamloops, BC, Canada.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

The mineralization in hole 7 is in highly altered (porphyry copper-style) volcanic rocks of the Nicola Group. The drill hole is situated near the edge of a large geophysical anomaly (IP-chargeability) thought to be caused by disseminated pyrite, magnetite and copper sulphides that extends 1.5 km to the southeast of hole 7 and increases in intensity to the southeast. Any potential mineralization in this area is hidden under a uniform cover of overburden. Although numerous holes were drilled to the north and west and east of hole 7 by previous operators, only one hole, situated 1.2 km from hole 7, was drilled to the southeast within the main geophysical anomaly, leaving excellent potential to extend the porphyry style copper-gold mineralization intersected in hole 7.

The June drill program consisted of seven drill holes (811 m). The program was completed successfully on time and within the budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone has a true width of 2.8 m. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t
2	NQ2	50-54	4m	2.28
2	NQ2	118-122	4m	5.10
3	NQ2	54.1-56	1.9m	2.39
4	NQ2	72.8-76	3.2m	1.42

Auterra and Ballad are especially encouraged by the porphyry style copper gold mineralization in hole 7 and the potential for extension to the southeast. A follow up drilling program is being prepared.

The Rabbit North project is situated 12 km southwest of the Afton Mine in an area of excellent infrastructure. The project is considered by our consulting geologists to have prime potential for the discovery of either a vein type gold deposit and/or bulk mineable copper-gold. Afton and Rabbit North have similar geological characteristics. Both properties have a large altered alkaline porphyry system of Upper Triassic Age.

Andre M. Pauwels P.Geo, consultant, acted as the Qualified Person for the project and reviewed this press release. Diamond drilling was done by Connors Drilling Ltd. of Kamloops. Analysis and assays were performed by Eco Tech Laboratory Ltd of Kamloops BC. For full quality control, the analytical process included blanc and standard samples inserted by both Eco Tech Laboratory Ltd and Ballad and repeat analysis and assays by Eco Tech Laboratory Ltd..

Auterra has an option from the owners to acquire a 100% interest in Rabbit North by issuing shares (300,000 - 200,000 issued), paying cash ($300,000, $35,000 paid) and incurring $1,500,000 in exploration expenditures over 5 years. The property is subject to an NSR Royalty in favor of the vendors: 2% for base metals and 3% for gold. A 1% portion of each royalty can be acquired. Ballad in turn has an agreement, dating from January 28, 2004, to earn up to 70% of Auterra's interest by paying cash ($ 200,000), incurring work ($1,000,000) and issuing shares (500,000) to Auterra before November 17, 2007. Auterra has the election to limit Ballad's interest to 50% after Ballad has incurred $600,000 in exploration expenditures.

For more detailed information please visit our websites at www.balladnet.com and at www.auterraventures.com

BALLAD GOLD & SILVER LTD.

Per ***"Anthony J. Beruschi"***
Anthony J. Beruschi, LLB, B.Sc.
President

AUTERRA VENTURES INC.

Per: ***"Brian Harris"***
Brian Harris
President

For further information contact:

BALLAD GOLD & SILVER LTD
Anthony J. Beruschi, LLB, B.Sc.
Tel: 604.682.7159
Fax: 604.669.5886
Toll Free: 1.888.880.2288

AUTERRA VENTURES INC.
Brian Harris
Tel: 604.669.5819
Fax: 604.669.5886
Email: bharris@auterraventures.com

BALLAD GOLD & SILVER LTD.

501 - 905 West Pender Street
12g3-2(b): 82-4000
Standard & Poor's Listed
TSX: BGS
OTC: BLDGF

Vancouver, BC V6C 1L6
Tel: 604.682.7159 ~ Fax: 604.669.5886
Toll Free: 888.880.2288
Internet: www.balladnet.com
email: ajb@balladnet.com

NEWS RELEASE ***July 26, 2004***

BALLAD GOLD & SILVER LTD. MANAGEMENT CHANGES

Mr. Anthony Beruschi of Ballad Gold and Silver Ltd. **(BGS-TSX.V)** is pleased to announce the appointment of Mr. Andre M. Pauwels, P. Geo. to its board of directors effective immediately. Mr. Pauwels was formerly Exploration Manager, Cominco Ltd. His global experience and accomplishments span more than 30 years and 4 continents and include selection, evaluation, program design and management of gold, copper, zinc, and platinum group metal properties. Mr. Pauwels, who during 2003 served as an officer and on Ballad's board, has accepted a direct hands-on role in the management of Ballad's Penascudo high grade gold prospect in Argentina and will play a leading role in the acquisition of new high grade precious metal projects for Ballad in the America's. Mr. Pauwels will devote 90% of his time building Ballad. His experience and energy will add valuable strength to Ballad's management and administration.

Ballad also wishes to report that Dr. Art. Ettlinger will step down from his position as Director of the company effective July 28, 2004. Ballad's board wants to thank Dr Ettlinger for his highly valued contributions during his term with the company.

BALLAD GOLD & SILVER LTD.

Per: ***"Anthony J. Beruschi"***
Anthony J. Beruschi B.Sc. LLB.
President

For further information please contact the president, Anthony J. Beruschi B.Sc. LLB., at *604.682.7159*, or *1.888.880.2288* or *ajb@balladnet.com*.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 18, 2004

Item 3. **Press Release**

Press Release dated March 18, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Auterra Ventures ("Auterra") and the Issuer are pleased to announce the results of the results of the recent Phase I Trenching and Sampling Program on the Rabbit North Gold/Copper Project.

Item 5. **Full Description of Material Change**

Auterra Ventures Inc. ("Auterra") and the Issuer are pleased to announce the results of the recent Phase I Trenching and Sampling Program on the Rabbit North Gold/Copper Project located 20 km southwest of Kamloops, British Columbia, Canada.

The Rabbit North Gold/Copper Project targets two deposit types: large-tonnage Afton/DRC type copper-gold deposit and high-grade Snip type mesothermal gold vein deposits. The Afton/DRC deposit is reported to host 68.7 million tonnes grading 1.68% Copper Equivalent (Metal Prices Used: Copper $US 0.85/lb, Gold $US 375/oz, Silver $US 5.25/oz and Palladium $US 200/oz).

The Snip deposit was a high grade gold-in-vein deposit averaging about 25 grams per tonne gold mined in the Iskut River area of North Western British Columbia during the 1980 and 1990's.

The completed trenching and sampling program was designed to follow-up on targets identified variously by drilling, trenching and enzyme leach soil sampling by the previous operators.

A total of 11 excavations, mainly deep pits up to 13 metres in depth were dug using a Cat 235C excavator during the Phase I Program. Some of these excavations encountered weak to strongly anomalous gold in bedrock with one encountering highly anomalous copper-gold mineralization.

Excavations number EX03-1 and EX03-2 successfully targeted the surface extension of a high-gold bearing shear zone previously encountered by earlier diamond drilling. Gold mineralization within this shear zone is variously hosted by quartz stringers and the diorite host rock. This high-grade gold bearing structure is believed to extend 30 metres along strike between the two excavations. Chip sampling across this gold-bearing structure encountered significant gold values with the highest chip sample being 14.30 grams per tonne gold over 1.0 metre.

This highly mineralized gold-bearing structure is believed to be the same structure intersected in 1997 by a previous operator. That hole intersected 15.4 grams per tonne gold over 8 metres, including 27.55 grams per tonne over 2 metres. Another drill hole, located 25 metres further along strike, intersected 4.27 grams per tonne gold over 2 metres.

Chip Sampling highlights from Trenches EX03-1 and EX03-2 are listed below:

Trench	**Sample Type**	**Width (m)**	**Gold Grade (grams per tonne)**
Ex03-1	Chip	1.0	14.30
Ex03-1	Chip	1.1	10.90
Ex03-1	Chip	0.6	2.54
Ex03-1	Chip	1.1	2.34
Ex03-2	Chip	1.0	3.98
Ex03-2	Chip	0.4	2.82
Ex03-2	Chip	1.9	1.69

Excavation number EX03-3 probed for copper-gold mineralization in the western contact of the Durand Stock, targeting Afton/DRC type copper/gold porphyry mineralization. The trench encountered bedrock containing chrysocolla with

associated gold. The average of 5 samples totaling about 50 kilograms of mineralized material returned 391 ppb (0.391 grams per tonne) gold and 2138 ppm (0.2139%) copper. Previous drilling and prospecting along this drift covered contact, which has been surveyed by IP and various other geophysical and geochemical methods, resulted in a previous drill hole intersecting 0.4% copper and 0.188 grams per tonne gold over 27.5 metres. Also found along this contact is mineralized float returning up to 3.25% Copper in chrysocolla combined with 0.715 grams per tonne gold. Float comprised of massive chalcocite, a high-grade copper mineral, has also been found along this contact.

Excavation number EX03-3 is located nearby an old drill hole which encountered a notable 0.14% copper and 0.424 grams per tonne gold over 90 metres. Excavation EX03-3 is located in an area containing strong indications of activity involving porphyry style copper-gold mineralization over an area of about 300 metres, the length of the local contact. A large Induced Polarization anomaly, covering 300 meters by 600 metres, occurs in the area and straddles the intrusive-volcanic contact further supporting the potential for Rabbit North to host an Afton/DRC type deposit. About half of this target is capped by Tertiary volcanics which are believed to have protected soft, supergene mineralization from glacial erosion, similar to what happened at the Afton deposit. Diamond drill testing of this target will be a key portion of the upcoming drilling program, which would include several holes into the main gold structure.

The 2003 Phase I Trenching Program was conducted under the direct supervision of Independent Qualified Person James A. Currie, P.Eng. who provided QA/QC protocols and conducted check sampling.

The Rabbit North Gold/Copper Property is located 12 km away from the former Afton Mine and is considered to have excellent potential for the discovery of vein-type gold deposits and bulk-mineable copper-gold deposits. Like Afton, the Rabbit North Property is underlain by a large, altered porphyry system of Upper Triassic age. Previous and current exploration efforts have encountered extensive zones of anomalous gold and copper-gold mineralization. Rabbit North is almost completely covered in glacial drift ranging from a few meters to several tens of meters.

On January 28, 2004, Auterra and the Issuer entered into a joint venture agreement under which the Issuer has the right to earn up to a 70% interest in the project. The joint venture partners plan to proceed to Phase II of the exploration program on Rabbit North as soon as snow conditions allow for safe and efficient mobilization of exploration crews. Phase II will comprise drill testing of several targets which have been identified though previous work and from the results of the recent trenching program.

Also being considered for inclusion of the Phase II Program is further trenching on a circular, untested, drift covered IP anomaly measuring 0.9 kilometres in diameter. During the Phase I exploration program a pit was dug at the end of the trail being built to access the target. Samples taken from the bottom of the pit, recovered from glacial till, encountered 340 ppb gold. This is believed to occur near bedrock.

The companies are monitoring the current snow conditions in order to determine access road conditions for drill team mobilization. The Phase II of the exploration program is expected to commence once road conditions are suitable to support mobilization of the drill team and rigs.

Peñascudo Gold/Silver Project Update

Exploration at the Issuer's Peñascudo Gold/Silver Project in Argentina is continuing with crews expected to complete the current exploration phase at the end of March. Crews will begin compilation of the Phase I data while finalizing Phase II exploration plans. The Issuer will release the results form Phase I when available.

Item 6. Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of March, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 6, 2004

Item 3. **Press Release**

Press Release dated April 6, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer granted Incentive Stock Options on 258,853 shares of the Issuer's capital stock.

Item 5. **Full Description of Material Change**

The Issuer announces that it has granted Incentive Stock Options on 258,853 shares of the Issuer's capital stock, exercisable for up to two years at a price of $0.55 per share which price exceeds the last closing price of the Issuer's shares prior to this announcement. The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

Item 6. **Reliance on Section 7(2) of National Instrument 51-102**

The Issuer is not relying on Section 7(2) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of April, 2004.

"Raymond Roland"
Raymond Roland, Director

02-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 11, 2004

Item 3. **Press Release**

Press Release dated May 11, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of the Phase 1 Exploration Program on the Penascudo Gold & Silver Property.

Item 5. **Full Description of Material Change**

The Issuer is very pleased to announce the successful completion of the Phase I Exploration Program on the Peñascudo Gold & Silver Property in Chubut Province, Patagonia, Argentina.

Exploration featured four primary objectives.

- To confirm of Bonanza grade gold and silver sampling results from the high grade El Rey ("The King") Vein located within the Pedro Mina.
- To search for surface continuation of the El Rey Vein along strike where it trends under overburden.
- To identify additional veins or indications of veins on surface near the El Rey Vein to further increase the potential known size of the system hosting high grade mineralization.
- To establish trenching targets at the El Rey Zone for follow-up drilling testing.

The Issuer is very pleased to report that it successfully achieved all four objectives.

Bonanza Grade Results

The extremely high grade gold values obtained by the Issuer at the El Rey Vein are very encouraging in suggesting the property's potential to host a high grade, Low Suphidation Epithermal deposit. Previous results assayed as high as 1,102.99 grams per ton (32.18 ounces per ton) gold (Au) and 704.7 grams per ton (20.56 ounces per ton) silver (Ag) on a 0.35 meter chip sample from the 55 meter exposure of the El Rey Vein.

The Issuer is now pleased to report that during the recently completed Phase 1 Exploration Program a confirmation chip sample at the El Rey Vein returned 1,365 grams per ton (39.81 ounces per ton) Au and 1,730 grams per ton (50.46 ounces per ton) Ag.

Visible high grade gold was also observed at the El Rey Vein.

The presence of visible gold with high grade gold values within the El Rey Vein confirms the systems' potential to host high grade gold and silver mineralization.

El Rey Extension

Exploration near the El Rey Vein focused on discovering surface evidence of an extension of the El Rey Vein in order to increase the potential of the high-grade gold mineralization prior to trenching and drilling.

The Issuer is proud to report additional gold and silver mineralization was discovered approximately 200 metres along strike northeast of the El Rey Vein during recent surface sampling. This apparent extension of the El Rey Vein outcropped for a strike length of over 21 meters and measured between 0.15 to 0.30 meters in width on surface. Preliminary chip samples of this vein returned anomalous gold values between 0.278 and 0.438 ppm.

The apparent extension of mineralization from the El Rey Vein is considered by independent consulting geologists to be very promising, suggesting the El Rey Vein may be more than 255 metres in strike length along surface alone. Most of the El Rey Vein remains covered by overburden and the Issuer plans to expose this vein and any possible extensions along strike through trenching during the next field season.

Additional Gold Bearing Vein

The Issuer is very pleased to report the important discovery of a second, high-grade, parallel striking, vein 60 meters to the north of the El Rey Vein.

This second vein outcrops briefly for 6 metres along strike with a width up to 10 cm and returned from a chip sample values of 15.60 grams per ton Au and 203 grams per ton Ag over 3 metres along strike.

This newly discovered vein is open on both ends along strike as it dips under overburden to the northeast and southwest and is an excellent target for trenching to extend known mineralization to the northeast and southwest. Between this new high grade vein discovery and the Bonanza grade El Rey Vein 60 metres away the Issuer's geologists were unable to sample due to overburden therefore more veins may be present at surface between these veins. This covered area will be a high priority trenching target with a view to exposing additional gold bearing veins.

Overall, the presence of visible gold and high-grade gold and silver values within a multi-vein system is considered by the Issuer's geologists to be extremely encouraging in its hunt for a Bonanza-grade, low sulphidation, epithermal deposit.

Further Exploration

The Phase I Exploration Program was successful in establishing a number of trenching targets of excellent merit. The Issuer has also been advised by its consulting geologists that exploration results to date have established a number of drill targets.

Only a portion of Peñascudo's potential has been tested. Limited surface sampling during the Phase 1 Exploration Program beyond the El Rey Vein discovery area has identified other areas of exploration interest on the Peñascudo Property, including numerous additional veins, some of which measure up to 5 metres in width. Sampling of these areas is preliminary and additional exploration is required to determine the potential of these large veins and the possible influence they may have on the potential of the Peñascudo Property.

Exploration at El Rey will now focus on the additional veins and parallel zones that were identified, occurring along strike of, and adjacent to, the main El Rey Gold/Silver Vein, and between it and previously identified anomalous zones, thereby opening the potential for a larger silicified and quartz vein bearing zone.

Trenching will be designed to prove lateral continuity of the vein system, aid in establishing tonnage and potentially grade, and provide a basis for interpreting the epithermal vein system to be longer, thereby generating excellent potential for

further discoveries both in between and at distances from the end of known veins.

The 2004 Phase 1 Chip Sampling Program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo. The Issuer has an option to earn a 70% interest in the property from IMA Exploration Inc. with a further option to earn up to an 85% interest.

Mr. Anthony J. Beruschi, President of the Issuer, states, "We are very pleased with our initial exploration results at Peñascudo and we are looking forward to applying our experience there as we develop our next exploration programs at Peñascudo".

The Issuer is also pleased to report that's its Drilling Program at Rabbit North will be announced shortly.

Item 6. Reliance on Section 7(2) of National Instrument 51-102

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of May, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SECTION 7(1)(a) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 13, 2004

Item 3. **Press Release**

Press Release dated May 13, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer and Auterra Ventures (**TSX-AUW**) report on the drilling program on the Rabbit North Property. The Issuer also announces a private placement and is not proceeding with an earlier announced private placement.

Item 5. **Full Description of Material Change**

The Issuer and Auterra Ventures (**TSX-AUW**) are pleased to report that drilling is scheduled to commence on May 25th, 2004 at the Rabbit North Copper/Gold Property located between the Afton and Highland Valley mines near Kamloops, British Columbia, Canada.

Phase 1 of the program will consist of six diamond drill holes totalling approximately 1000 metres, designed to expand and confirm mineralization. Completion of the Phase 1 program is expected to be mid-June.

The Rabbit North Copper/Gold Property is considered to have excellent potential for the discovery of vein-type gold deposits and bulk-mineable copper-gold deposits. Like Afton, the Rabbit North Property is underlain by a large, altered porphyry system of Upper Triassic age. Previous and current exploration encountered extensive zones of anomalous gold and copper-gold mineralization.

The Issuer's interest in the Rabbit North property is held pursuant to an option agreement with Auterra whereby the Issuer has the right to earn up to a 70% interest in the property, subject to TSX acceptance for filing.

In connection with the effort the Issuer has arranged a $250,000 non-brokered private placement consisting of the issuance of 500,000 units of the Issuer at a price of $0.50 per unit. Each unit comprises two flow-through common shares and one share purchase warrant. Each share purchase warrant will entitle the holder thereof to purchase one warrant unit at a price of $0.50 for a period of nine months from closing. Each warrant unit comprises one flow-through common share and one non-flow-through common share of the Issuer. A finder's fee pursuant to the policies of the TSX Venture Exchange is payable by either cash or shares at the election of the Issuer. The proceeds of the private placement will be used for exploration. The Issuer will not proceed with the private placement announced January 28, 2004. The private placement is subject to acceptance for filing by the TSX.

Item 6. Reliance on Section 7(2) of National Instrument 51-102

The Issuer is not relying on Section 7(2) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 14th day of May, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 5, 2004

Item 3. **Press Release**

Press Release dated July 5, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer and Auterra Ventures Inc. report that the diamond drilling was completed at the Rabbit North Gold and Copper Project near Kamloops, BC, Canada.

Item 5. **Full Description of Material Change**

The Issuer and Auterra Ventures Inc. **(AUW.TSX.V)** are pleased to report that diamond drilling was completed at the Rabbit North Gold and Copper Project near Kamloops, BC, Canada. Seven holes (810 m) were completed on time and within budget. All cores have been logged and sampled and all samples were delivered to the laboratory. Complete analytical results are expected to be received by the Issuer over the next few weeks; after the samples are fully processed and all necessary check assays are completed.

The drill program mainly targeted high grade gold in quartz-pyrite zones that were originally found in 1997. In holes 04-3 and 04-4 of the program several zones of

quartz-pyrite were intersected, the largest intercept measuring 3.0 m for an estimated true width of 2.5m. These two holes are situated 50 meters apart and were drilled parallel to each other. The holes established that these quartz-pyrite zones strike in a west-northwesterly direction. Potential for extending these zones to the east and west is excellent as no outcrops or drill holes are present to the east of hole 04-4 and for at least 300m to the west of hole 04-3.

The Rabbit North project is situated 12 km southwest of the Afton Mine in an area of excellent infrastructure. The project is considered by our consulting geologist to have prime potential for the discovery of a vein type gold deposit and also for bulk mineable copper-gold. Like Afton, the Rabbit North harbors a large altered alkaline porphyry system of Upper Triassic Age.

Andre M. Pauwels P.Geo, consultant, acted as the Qualified Person for the project and reviewed this press release.

Auterra has an option from the owners to acquire a 100% interest in Rabbit North by issuing shares (300,000 - 200,000 issued), paying cash ($300,000, $35,000 paid) and incurring $1,500,000 in exploration expenditures over 5 years. The property is subject to an NSR Royalty in favor of the vendors: 2% for base metals and 3% for gold. A 1% portion of each royalty can be acquired. The Issuer in turn has an agreement to earn up to 70% of Auterra's interest by paying cash ($ 200,000), incurring work ($1,000,000) and issuing shares (500,000) to Auterra before November 17, 2007. Auterra has the election to limit the Issuer's interest to 50% after the Issuer has incurred $600,000 in exploration expenditures. The Auterra/Ballad's agreement is subject to TSX acceptance for filing.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of July, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4000

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 15, 2004

Item 3. **Press Release**

Press Release dated July 15, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that its option to earn up to a 70% interest in the Rabbit North Property has closed. The Issuer also reports that Consolidated Norsemont Ventures Ltd. and the Issuer have agreed to terminate their agreement with respect to the Roberto silver-lead zinc Property in Peru.

Item 5. **Full Description of Material Change**

The Issuer further to its news release of November 20, 2003, the Issuer is pleased to announce that its option to earn up to a 70% interest in the Rabbit North Property, located near Kamloops, British Columbia has closed. Pursuant to the terms of the option agreement, the Issuer has issued 200,000 common shares in its capital to the Vendor at a deemed price of $0.60 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the option agreement. The shares are subject to a hold period and may not be traded until November 16, 2004. The property is subject to a net smelter returns royalty.

The Issuer also reports that Consolidated Norsemont Ventures Ltd. and the Issuer have mutually agreed to terminate their agreement with respect to the Roberto silver-lead-zinc Property in Peru. On August 8, 2003 the Issuer announced the grant of an option to Consolidated Norsemont Ventures Ltd. concerning the Roberto property. No exploration work was conducted on the property under this option agreement and the property is 100% owned by the Issuer.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of July, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4990

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ballad Gold & Silver Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 16, 2004

Item 3. **Press Release**

Press Release dated July 16, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer and Auterra Ventures Inc. (TSX.V:AUW) report that porphyry style copper-gold mineralization has been intersected in hole 7 at the Rabbit North Copper and Gold Project.

Item 5. **Full Description of Material Change**

The Issuer and Auterra Ventures Inc. **(TSX.V:AUW)** are pleased to report that porphyry style copper-gold mineralization has been intersected in hole 7 at the Rabbit North Copper and Gold Project near Kamloops, BC, Canada.

Hole No	Core Size	Interval m	length	Au g/t	Cu %
7	NQ2	0-86	86m	0.17	0.18
7	NQ2	Including 26-42	16m	0.30	0.41
7	NQ2	Including18-50	32m	0.20	0.27
7	NQ2	86- 126	Post mineralization dyke		

The mineralization in hole 7 is in highly altered (porphyry copper-style) volcanic rocks of the Nicola Group. The drill hole is situated near the edge of a large geophysical anomaly (IP-chargeability) thought to be caused by disseminated pyrite, magnetite and copper sulphides that extends 1.5 km to the southeast of hole 7 and increases in intensity to the southeast. Any potential mineralization in this area is hidden under a uniform cover of overburden. Although numerous holes were drilled to the north and west and east of hole 7 by previous operators, only one hole, situated 1.2 km from hole 7, was drilled to the southeast within the main geophysical anomaly, leaving excellent potential to extend the porphyry style copper-gold mineralization intersected in hole 7.

The June drill program consisted of seven drill holes (811 m). The program was completed successfully on time and within the budget. Two holes were cut short because of drilling difficulties and five were completed to target depth. Hole 7, as reported above, was aimed at porphyry copper-gold mineralization. Holes 2, 3 and 4 were aimed at high grade gold in quartz-pyrite zones that were originally found in 1997 and graded up to 15.5 g/t Au over an 8 m intercept. Drilling holes 3 and 4 has now indicated that this zone has a true width of 2.8 m. The new holes also established that the quartz-pyrite zones strike in a west-northwesterly direction and have a true width of 1.5 to 3 m Medium to lower grade gold values were obtained in the 2004 drill holes.

Hole No	Core Size	Interval m	length	Au g/t
2	NQ2	50-54	4m	2.28
2	NQ2	118-122	4m	5.10
3	NQ2	54.1-56	1.9m	2.39
4	NQ2	72.8-76	3.2m	1.42

Auterra and the Issuer are especially encouraged by the porphyry style copper gold mineralization in hole 7 and the potential for extension to the southeast. A follow up drilling program is being prepared.

The Rabbit North project is situated 12 km southwest of the Afton Mine in an area of excellent infrastructure. The project is considered by our consulting geologists to have prime potential for the discovery of either a vein type gold deposit and/or bulk mineable copper-gold. Afton and Rabbit North have similar geological characteristics. Both properties have a large altered alkaline porphyry system of Upper Triassic Age.

Andre M. Pauwels P.Geo, consultant, acted as the Qualified Person for the project and reviewed this press release. Diamond drilling was done by Connors Drilling Ltd. of Kamloops. Analysis and assays were performed by Eco Tech Laboratory Ltd of Kamloops BC. For full quality control, the analytical process included blanc and standard samples inserted by both Eco Tech Laboratory Ltd and the Issuer and repeat analysis and assays by Eco Tech Laboratory Ltd..

Auterra has an option from the owners to acquire a 100% interest in Rabbit North by issuing shares (300,000 - 200,000 issued), paying cash ($300,000, $35,000 paid) and incurring $1,500,000 in exploration expenditures over 5 years. The property is subject to an NSR Royalty in favor of the vendors: 2% for base metals and 3% for gold. A 1% portion of each royalty can be acquired. The Issuer in turn has an agreement, dating from January 28, 2004, to earn up to 70% of Auterra's interest by paying cash ($ 200,000), incurring work ($1,000,000) and issuing shares (500,000) to Auterra before November 17, 2007. Auterra has the election to limit the Issuer's interest to 50% after the Issuer has incurred $600,000 in exploration expenditures.

Item 6. <u>Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102</u>

The Issuer is not relying on Subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. <u>Omitted Information</u>

There is no omitted information.

Item 8. <u>Senior Officers</u>

Anthony J. Beruschi, President - (604) 682-7159.

Item 9. <u>Statement of Senior Officer</u>

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of July, 2004.

"Raymond Roland"
Raymond Roland, Director

82-4000

TSX venture EXCHANGE TSX

July 14, 2004

Fax: 604-669-5886
Auterra Ventures Inc.
Suite #501-905 West Pender Street
Vancouver B.C V6C 1L6

Attention: Anthony Beruschi

Dear Sirs\Mesdames:

Re: **AUTERRA VENTURES INC. ("AUW")**
BALLAD GOLD & SILVER LTD. ("BGS")
Property-Asset Agreement – Submission No: 94332

This is to confirm that TSX Venture Exchange has accepted for filing a Mineral Property Option Agreement dated January 28, 2004 between Auterra and Ballad whereby the parties have entered into a Joint Venture Agreement pursuant to which Ballad has been granted an option to earn up to a 70% interest in the Rabbit North Properties located in British Columbia. To earn up to 70% interest Ballad must pay $200,000, issue 200,000 common shares and expend $1,000,000 in exploration on the property over four years. To acquire the initial 50% interest, Ballad must pay $70,000 ($30,000 on or before November 30, 2005 and $40,000 on or before November 30, 2006) issue a further 150,000 common shares after completing $600,000 (out of the $1,000,000) in exploration expenditures. To acquire the balance of the 70% interest, Ballad must pay $130,000, issue a further 150,000 common shares and expend a further $400,000 in exploration expenditures (for a total of $1,000,000) on or before November 30, 2007. In the event the parties wish to limit the participation to 50%, Ballad must issue 100,000 common shares as oppose to the 150,000 common shares.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6535 / FAX: (604) 844-7502 / EMAIL: justine.wong@tsxventure.com.

Yours truly,

Justine Wong, Analyst
Listed Issuer Services

JW\sm
File: ::ODMA\PCDOCS\DOCP\132938\1

82-4000

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT 51-102 OF THE CANADIAN SECURITIES ADMINISTRATORS

We hereby provide notice pursuant to National Instrument 51-102 of the decision by the Board of Directors of Ballad Gold & Silver Ltd. (the "Company") to propose to the Company's shareholders at the Company's Annual and Special General Meeting scheduled to be held on August 27, 2004 the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the auditor of the Company in place of Amisano Hanson, Chartered Accountants.

We confirm that:

(i) The Company will ask its shareholders to approve the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the auditor of the Company at the Company's Annual and Special General Meeting on August 27, 2004.

(ii) Amisano Hanson, Chartered Accountants, has not been proposed for re-appointment as the Company's auditor at the Company's Annual and Special General Meeting scheduled to be held on August 27, 2004.

(iii) The Company's audit committee and Board of Directors have reviewed, considered and approved the proposed appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditors of the Company in place of Amisano Hanson, Chartered Accountants.

(iv) There were no reservations contained in Amisano Hanson's reports on the annual financial statements of the Company for the fiscal years ended December 31, 2002 and December 31, 2003 or for any period subsequent to the most recently completed fiscal year for which an audit report was issued.

(v) In the opinion of the Company no reportable events occurred prior to the decision by the Board of Directors of the Company not to propose Amisano Hanson, Chartered Accountants, for re-appointment at the Company's Annual and Special General Meeting scheduled to be held on August 27, 2004.

DATED at Vancouver, British Columbia, this 6th day of July, 2004.

BALLAD GOLD & SILVER LTD.

Per: "***Anthony J. Beruschi***"

Anthony J. Beruschi
President

TERRY AMISANO LTD.
KEVIN HANSON, CA

AMISANO HANSON
CHARTERED ACCOUNTANTS

July 26, 2004

To: B.C. Securities Commission
9th Floor – 701 West Georgia Street
Vancouver, B.C. V7Y 1L2

And to: Alberta Securities Commission
21st Floor – 10025 Jasper Avenue
Edmonton, Alberta T5J 3Z5

Dear Sirs:

Re: Ballad Gold & Silver Ltd. (the "Company")

AS required by National Instrument 51-102, we have reviewed the information contained in the Company's Notice of Change of Auditor (the "Notice") dated July 6, 2004. Based on our knowledge of the information contained in the Notice at of date hereof, we agree with the following information contained in the notice:

(i) The Company proposes to ask its shareholders to approve the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as the auditor of the Company at the Company's Annual and Special General Meeting on August 27, 2004.

(ii) Amisano Hanson, Chartered Accountants, has not been proposed for re-appointment as the Company's auditor at the Company's Annual and Special General Meeting scheduled to be held on August 27, 2004.

(iii) The Company's audit committee and Board of Directors have reviewed, considered and approved the proposed appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as auditors of the Company in place of Amisano Hanson, Chartered Accountants.

(iv) There were no reservations contained in Amisano Hanson's reports on the annual financial statements of the Company for the fiscal years ended December 31, 2002 and December 31, 2003 or for any period subsequent to the most recently completed fiscal year for which an audit report was issued.

(v) No reportable events occurred prior to the decision by the Board of Directors of the Company not to propose Amisano Hanson, Chartered Accountants, for re-appointment at the Company's Annual and Special General Meeting schedules to be held on August 27, 2004.

We understand that the Notice, this letter and a letter from the successor auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours truly,
AMISANO HANSON

"Terry Amisano"

cc: Dale Matheson Carr-Hilton LaBonte, Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net

DALE MATHESON CARR-HILTON LABONTE
CHARTERED ACCOUNTANTS

Partnership of: Robert J Burkart, Inc. James F Carr-Hilton, Ltd. Alvin F Dale, Ltd. Peter J Donaldson, Inc. R.J. LaBonte, Ltd. Robert J Matheson, Inc. Fraser G Ross, Ltd.

August 3, 2004

British Columbia Securities Commission
9th floor, 701 West Georgia St.
Vancouver BC V7Y 1L2

Alberta Securities Commission
21st floor – 10025 Jasper Ave.
Edmonton AB T5J 3Z5

Dear Sirs:

Re: Ballad Gold & Silver Ltd.

This letter is being delivered to you pursuant to National Instrument 51-102 ("NI 51-102") in connection with the resignation of Amisano Hanson, Chartered Accountants from the office of auditors of Ballad Gold & Silver Ltd. (the "Company") and the appointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants as auditors of the Company.

As required by NI 51-102 we have reviewed the information contained in the Notice of Change of Auditor (the "Notice") prepared by the Company. Based on our knowledge at the date hereof, we hereby confirm that we agree with the information contained in the Notice.

Yours truly,

DALE MATHESON CARR-HILTON LABONTE
Chartered Accountants

RJL/vf

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Offices: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 687 4216
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